UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
File No. 812-13652

In the matter of:	x
:
TDX Independence Funds, Inc.; and	:
Amerivest Investment Management, LLC	x
Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for (i) an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

With a copy to:	All communications and orders to:

Domenick Pugliese, Esq.	David M. Kelley, President
Paul, Hastings, Janofsky & Walker LLP	TDX Independence Funds, Inc.
75 E. 55th Street	c/o TD Ameritrade
New York, New York 10022	One Harborside Financial Center, Plaza 4
Jersey City, NJ 07311

John F. Bell, President
Amerivest Investment Management, LLC
c/o TD Ameritrade
6940 Columbia Gateway Drive
Columbia, MD 21046
Page 1 of 70 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on August 17, 2009

I. INTRODUCTION
A. Summary of Application
In this amended and restated application dated August 17, 2009 (“Application”), TDX Independence Funds, Inc. and Amerivest Investment Management, LLC (“Amerivest” or “Advisor”) (collectively, “Applicants”) apply for and request from the Securities and Exchange Commission (“Commission”) an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for (i) an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order”).1 The Order, if granted, would permit, among other things:
(a) the open-end investment companies described herein to issue their shares (“Shares”) in large aggregations only;
(b) secondary market transactions in Shares of such open-end investment companies to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as the American Stock Exchange LLC (“AMEX”), NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), New York Stock Exchange LLC (“NYSE”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);
(c) certain affiliated persons of the Funds (defined below) to deposit securities into, and receive securities from, Funds in connection with the purchase and redemption of aggregations of Shares of such Funds;
(d) open-end management investment companies and unit investment trusts to acquire Shares of Funds beyond the limits of Section 12(d)(1)(A) of the Act; and
(e) each Fund, its principal underwriter, and any broker or dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) to sell Shares to open-end management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.

[1]
All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund (as defined below); and that the proposed transactions are consistent with the general purposes of the Act and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.
The relief requested by Applicants will be referred to herein as “Relief”.
B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission
The requested Relief is substantially similar to that granted by the Commission to the following other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”): Global X Funds (“Global X”), WisdomTree Trust (“WisdomTree Trust”), NETS Trust (“NETS Trust”), PowerShares Exchange-Traded Fund Trust (“PowerShares Trust”) and iShares Trust (“iShares Trust”) (collectively, the “Prior ETFs”). The Commission issued orders granting their respective applications.2
The Relief requested herein is also substantially similar to relief previously granted to TDX Independence Funds, Inc. (formerly TDAX Funds, Inc.).3

[2]
See In the Matter of Global X Funds, et al., Investment Company Release Nos. 28378 (September 10, 2008) (notice) and 28433 (October 3, 2008) (order) (the “Global X Order”); In the Matter of WisdomTree Investments, Inc. et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (the “WisdomTree Order”); In the Matter of NETS Trust, et al., Investment Company Act Release Nos. 28166 (February 25, 2008) (notice) and 28195 (March 17, 2008) (order) (the “NETS Order”); In the Matter of PowerShares Exchange-Traded Fund Trust, et al, Investment Company Act Release Nos. 25961 (March 4, 2003) (notice) and 25985 (March 28, 2003) (order) (the “PowerShares Order”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 24394 (April 17, 2000) (notice) and 24451 (May 12, 2000) (order) and In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 24393 (April 17, 2000) (notice) and 24452 (May 12, 2000) (order) (collectively, the “iShares Order”) (iShares is a service mark of Barclays Global Investors, N.A.) (collectively, the “Prior ETF Orders”). Applicants note that the Global X Order, WisdomTree Order, Powershares Order and NETS Order each granted relief from Section 24(d) of the Act. The PowerShares Order and iShares Order did not grant relief from Section 12(d)(1)(A) and Section 12(d)(1)(B).

[3]
TDX Independence Funds, Inc. is one of a number of applicants that filed a request for substantially similar relief with the Commission on January 19, 2007 (File No. 812-13358). The Commission issued an order granting such relief, In the Matter of HealthShares, Inc., et al., Investment Company Release Nos. 27916 (July 27, 2007) (notice) and 27930 (August 20, 2007) (order) (the “TDX Order”). In addition to the TDX Order, TDX Independence Funds, Inc. currently relies on an order that granted exemptive relief under Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Section 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (2) of the Act. See In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27844 (May 29, 2007) (notice) and 27871 (June 21, 2007) (“Healthshares Fund of Funds Order”). The TDX Order and the Healthshares Fund of Funds Order are collectively referred to as the “TDX Orders”.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.
II. BACKGROUND
A. General
TDX Independence Funds, Inc. (“TDX Funds”) is registered under the Act as an open-end management investment company that was organized as a Maryland corporation on December 22, 2006. TDX Funds filed with the Commission a registration statement on Form N-1A which was declared effective by the Commission on August 22, 2007. TDX Funds is currently comprised of five (5) series of underlying “lifecycle” portfolios (as described in Section II.B. below), all of which are currently being offered to the public.
XShares Advisors LLC (“XShares”), a Delaware limited liability company, with its principal office located at 420 Lexington Avenue, Suite 2550, New York, New York 10170, currently serves as the investment advisor to TDX Funds, as described in the application requesting the relief granted in the TDX Order (as described in Section II.A. below). In accordance with certain of the representations and conditions contained in the TDX Order, XShares engaged Amerivest, an “investment adviser” registered under Section 203 of the Investment Advisers Act of 1940 (the “Advisors Act”), to serve as an investment sub-advisor to TDX Funds. Applicants believe that it is foreseeable that Amerivest may replace XShares as the investment advisor to TDX Funds. Applicants seek the Relief so that, in the circumstance where XShares no longer serves as investment adviser to the Funds, the TDX Funds and Amerivest may rely on the Order granted pursuant to this Application, independent of the TDX Orders.

Applicants request that the Order, if issued, apply equally to the initial 5 (five) separate series of underlying portfolios of TDX Funds (the “Initial Funds”) and any additional portfolios of TDX Funds that Applicants may establish in the future, as well as any series of any existing or future open-end investment company registered under the Act, which operates pursuant to the terms and conditions stated in this Application (the “Future Funds,” together with the Initial Funds, the “Funds”).4
Each Fund will be advised by the Advisor, or an entity controlled by or under common control with the Advisor, and may also be sub-advised by a separate, investment advisor, within the meaning of Section 2(a)(20)(B) of the Act, that is not otherwise an affiliated person of the Advisor or the Funds (“Sub-Advisor”). The Advisor would develop the overall investment program for each Fund and oversee the activities of any Sub-Advisor; the Sub-Advisor for any Fund will implement a portfolio strategy of tracking each Fund’s Underlying Index (as defined below). Each Fund will hold certain equity securities and fixed income securities (collectively, “Portfolio Securities”) and financial instruments selected to correspond, before fees and expenses, generally to the price and yield performance of a specified securities index (“Underlying Index,” and collectively, “Underlying Indices”). Each Underlying Index (as described in Section II.E. below) is comprised of a mix of securities from three broad asset classes, international equities, domestic equities, and fixed income securities. Applicants will not seek to register any Future Funds or list Shares (as defined below) of any Fund without complying with all applicable listing rules of the Exchange on which the Shares are primarily listed (“Listing Exchange”).
Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

[4]
All entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application. A Purchasing Fund, as defined below, may rely on the Order only to invest in Funds and not in any other registered investment company.

TDX Funds issues, with respect to each Fund on a continuous offering basis, only specified large aggregations of Shares (each such aggregation of Shares a “Creation Unit”), currently 200,000 Shares as stated in the current statutory prospectus (“Prospectus”) for TDX Funds.5 The size of a Creation Unit for each Fund was determined in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.6 Applicants note that, in the future, TDX Funds may issue, with respect to each Fund on a continuous offering basis, Creation Units of no less than 25,000 Shares (e.g., 50,000, 250,000 or another specified number of Shares for each Fund) as will be clearly stated in such Fund’s Prospectus.
Each Initial Fund currently offers Shares, known as TDX Independence Target Date Shares that are listed on NYSE Arca. Shares are not individually redeemable by the Funds but trade on NYSE Arca in individual share lots. Only Shares assembled into Creation Units are redeemable, but Creation Units are not listed or traded. Shares of all Future Funds will be listed and traded individually on an Exchange. When AMEX or the NYSE is the Listing Exchange, it is expected that one or more member firms of such Exchange will be designated to act as a specialist and maintain a market on the Exchange for Shares trading on the Exchange (“Specialist”). When NYSE Arca is the Listing Exchange, it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca. If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as a market maker (“NASDAQ Market Maker” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.7

[5]
All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009).

[6]
The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

[7]
If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker, NASDAQ Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of each Fund generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.J. “Issuance and Redemption of Creation Units”. Applicants believe that this “in-kind method” is necessary for the operation of each Fund because it minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.
B. The Initial Funds
TDX Independence Funds, Inc. is a corporation organized under the laws of Maryland and registered under the Act with the Commission as an open-end management investment company with multiple series. Each of the Initial Funds are a separate series of TDX Funds, and TDX Funds offer and sell Shares pursuant to its registration statement filed with the Commission under the Act and the Securities Act of 1933 (“Securities Act”). The Initial Funds are designed for investors with different expected investment horizons. The Initial Funds consist of the following five (5) separate “lifecycle” portfolios: (i) TDX Independence 2010 Exchange-Traded Fund; (ii) TDX Independence 2020 Exchange-Traded Fund; (iii) TDX Independence 2030 Exchange-Traded Fund; (iv) TDX Independence 2040 Exchange-Traded Fund; and (v) TDX Independence In-Target Exchange-Traded Fund. Each Fund consists largely of some or all of the component securities (“Component Securities”) of an Underlying Index, selected to correspond generally to the performance of such Underlying Index (as described in Section II.E. below).

C. Amerivest
Amerivest currently serves as a sub-adviser to the Funds8. Amerivest will serve as the investment adviser to the Funds. Amerivest, located at 1005 North Ameritrade Place, Bellevue, Nebraska 68005, is a Delaware limited liability company and a wholly-owned subsidiary of TD AMERITRADE Holding Corporation, whose headquarters are located at 4211 South 102nd Street, Omaha, Nebraska 68127. Amerivest is registered as an “investment adviser” under Section 203 of the Advisers Act.
The Advisor may enter into sub-advisory agreements with one or more additional investment advisers to act as “sub-advisors” with respect to particular Funds (collectively referred to as the “Sub-Advisors”). The Sub-Advisors, if any, will serve as the portfolio managers for the Funds. The Advisor will compensate any Sub-Advisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract. Under the Advisor’s supervision, each Sub-Advisor will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Advisor for a Fund will be registered under the Advisers Act.
D. The Distributor
ALPS Distributors, Inc., a Colorado corporation and broker-dealer registered under the Exchange Act, currently acts as distributor and principal underwriter of the Creation Units of Shares, although the Funds reserve the right to change their distributor in the future (the “Distributor”). Applicants expect that the Distributor will continue to serve in such capacity under the circumstances in which the Relief would apply. The Distributor will comply with the terms and conditions of this Application. The Distributor will distribute Shares on an agency basis. The Distributor is not affiliated with the Advisor, any Sub-Advisor, or an Exchange.

[8]
Currently, Amerivest and TDAM USA Inc. serve as Sub-Advisors to TDX Funds. TD Asset Management is a registered “investment adviser” under Section 203 of the Advisers Act and is an affiliate of Amerivest.

E. Underlying Indices
Applicants note that the Underlying Indices identified in Exhibit A to this Application are the Underlying Indices on which the Initial Funds are based. Each Underlying Index is comprised of a mix of securities from three broad asset classes, international equities, domestic equities, and fixed income securities. No entity that compiles, creates, sponsors or maintains an Underlying Index (“Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of TDX Funds or a Fund, of the Advisor, of any Sub-Advisor to or promoter of a Fund, or of the Distributor. Currently, Zacks Investment Research Inc. (“Zacks”) is the Index Provider of each Underlying Index for the Initial Funds.9 As the Index Provider, Zacks has established specific criteria for determining which securities will be eligible for inclusion in the Underlying Indices. Zacks also serves as the administrator of each Underlying Index. Bloomberg L.P. acts as “index calculation agent” for Zacks in connection with the calculation and dissemination of each Underlying Index. Amerivest has entered into an index license agreement with Zacks to permit it to use the Underlying Indices in connection with the offering of Shares.

[9]
The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

Each Underlying Index automatically rebalances, typically quarterly, along a “glidepath” designed to prudently maximize capital appreciation at the target dates. More aggressive allocations at inception are systematically shifted to more conservative positions as the target date approaches. Upon reaching the target date, each Underlying Index has a very conservative allocation, relative to the Lipper lifecycle index which serves as a comparative performance benchmark for the Underlying Index, as discussed below. Over the five years after the target date is reached, allocations shift from conservative to more moderately-conservative allocations and thereafter remain static to perpetuity. Each Underlying Index focuses on a different target termination date and seeks to select a diversified group of equity and fixed-income securities with potential to outperform the Lipper Mixed-Asset Target Index with a corresponding target date, or in the case of the Zacks In-Target Lifecycle Index, the Lipper Mixed-Target Allocation Conservative Funds Index.10
The Underlying Indices have been developed with respect to the following target dates: (i) Year 2010; (ii) Year 2020; (iii) Year 2030; (iv) Year 2040; and (v) In-Target Date (for investors who are currently at or near their target date). Based on its own proprietary intellectual model, Zacks has established specific criteria for determining which securities will represent each of the three broad asset classes and therefore be eligible for inclusion in the Underlying Indices (the “Index Composition Methodology”). As index administrator, Zacks will employ the Index Composition Methodology to determine the composition of each Underlying Index. The equity securities that comprise each Underlying Index are identical, only their weightings differ depending on the allocation assigned to these asset classes at any given point in time and depending on the target date for each Underlying Index. The fixed income securities comprising each Underlying Index differ with respect to their maturity and duration.
F. Capital Structure and Voting Rights: Book-Entry
Shareholders of a Fund have one vote per individual Share with respect to matters regarding the Fund for which a shareholder vote is required, consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Maryland corporations.

[10]
The Underlying Indices created and administered by Zacks are not affiliated with, or related to, the Lipper Mixed-Asset Target Indexes. The Lipper Mixed-Asset Target Indexes serve as generally recognized performance benchmarks for lifecycle investing. The Underlying Indices (and consequently the Funds) seek to outperform these Lipper lifecycle benchmarks.

Shares are registered in book-entry form only. The Funds do not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“Depository” or “DTC”), or its nominee is currently the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) are shown on the records of the Depository or Depository participants (“DTC Participants”). Beneficial Owners of Shares can exercise their rights in such securities indirectly through the Depository and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner has the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners is at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.
G. Investment Objectives and Policies
1. General
The respective investment objective of each Fund is to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of its relevant Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Advisor or the Sub-Advisor will utilize the indexing investment approaches described below. At least 80% of each Fund’s assets will be invested in Component Securities of its Underlying Index, Depositary Receipts representing Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of the Underlying Index.11

[11]
Applicants note that, as disclosed in the Funds’ current Prospectus and in accordance with the representations and undertakings contained in the TDX Order, each Fund currently attempts to track its relevant Underlying Index by investing at least 90%, and typically substantially all, of its assets in the securities that make up the Underlying Index, holding each security in approximately the same proportion as its weighting in the Underlying Index. Applicants wish to have the flexibility under the Order to permit each Fund to hold, in the aggregate, at least 80% of its total assets in Component Securities, Depositary Receipts representing Component Securities, and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index (the “80% Requirement”). Applicants are aware that a number of ETFs currently in the market follow the 80% Requirement and Applicants are not aware that this has created any concerns. Applicants expect that the returns of any Fund relying on the Relief requested herein with respect to the 80% Requirement should be highly correlated with the returns of its Underlying Index.

Applicants represent that, for the Initial Funds, the Component Securities of each Underlying Index include equity securities of U.S. and international companies and fixed-income securities.12 Depositary receipts in which the Funds invest will typically be American Depositary Receipts (“ADRs”), as well as Global Depositary Receipts (“GDRs”) and Euro Depositary Receipts (“EDRs”). ADRS, GDRs and EDRs are collectively referred to herein as “Depositary Receipts.” Any Depositary Receipts held by a Fund will be negotiable securities that represent ownership of an international company’s publicly traded stock. The fixed income securities that make the Component Securities of the Underlying Indexes of the Initial Funds will be investment grade fixed income securities (i.e., fixed income securities classified at the time of investment within the four highest ratings of a nationally recognized statistical ratings organization such as Moody’s Investors Services or Standard & Poor’s, or if unrated determined by Zacks to be of comparable quality). The Component Securities for the Underlying Indexes of the Initial Funds will not include corporate mortgage-backed securities or asset backed securities or high yield bonds or Rule 144A securities. Each Initial Fund may also invest up to 20% of its assets (its “20% Asset Basket”) in futures contracts, options on futures contracts, options, as well as swaps on securities of companies in the Underlying Index.13

[12]
If an underlying index of a Future Fund includes restricted securities eligible for resale pursuant to rule 144A under the Securities Act (“Rule 144A securities”), Applicants acknowledge that in accepting Deposit Securities and satisfying redemptions with Redemption Securities that are Rule 144A securities, the Future Funds will comply with the conditions of rule 144A. The prospectus for a Future Fund would also state that an authorized participant that is not a “Qualified Institutional Buyer,” as defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

[13]
Applicants note that under the current Prospectus, the Funds may invest up to 10% of its assets in futures contracts, options on futures contracts, options, as well as swaps on securities of companies in each Underlying Index (subject to applicable limitations of the Act).

Each Initial Fund employs a representative sampling strategy in managing the portfolio by holding equity securities and fixed income securities that, in the aggregate, are intended to approximate the Underlying Index in terms of key characteristics, such as price/earnings ratio, earnings growth, maturity, duration, or dividend yield. In addition, Future Funds may also adopt either a replication strategy or a sampling strategy. As such, an Initial Fund or Future Fund utilizing a sampling strategy generally will hold a basket of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index (as compared to an Initial Fund or Future Fund that uses a replication strategy which invests in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index).
The Initial Funds’ use of sampling strategies with respect to the fixed-income portion of the portfolio is beneficial for a number of reasons. First, the Advisor can avoid bonds that are “expensive names” (i.e., bonds that trade at perceived higher prices or lower yields because they are in short supply) but have the same essential risk, value, duration and other characteristics as less expensive names. Second, the use of sampling techniques permits the Advisor to exclude bonds that it believes will soon be deleted from the Underlying Index. Third, the Advisor can avoid holding bonds that it deems less liquid than other bonds with similar characteristics. Fourth, the Advisor can develop a basket of Deposit Securities (defined below) that is easier to construct and cheaper to trade, thereby improving arbitrage opportunities.
From time to time adjustments may be made in the portfolios of the Funds in accordance with changes in the composition of the Underlying Indexes or to maintain RIC compliance (see the discussion below in subsection 2). For example, if at the end of a calendar quarter a Fund would not comply with RIC diversification tests, the Advisor would make adjustments to the portfolio to ensure continued RIC status. Applicants expect that the returns of each Fund should be highly correlated with the returns of its Underlying Index, expecting that the correlation coefficient between each Fund and its Underlying Index will exceed 95% over extended periods. Each Fund’s investment objectives, policies and investment strategies will be fully disclosed in its Prospectus and Statement of Additional Information (“SAI”).

2. Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index
As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index. The following examples illustrate additional circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index as part of this 20% Asset Basket. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Advisor or the Sub-Advisor may invest in securities that are not Component Securities of its Underlying Index.
3. Depositary Receipts
Each Fund’s assets may include investments in Depositary Receipts representing Component Securities in an Underlying Index. Applicants intend that any Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in such Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary.14 To the extent that a Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Advisor or the Sub-Advisor deems to be illiquid or for which pricing information is not readily available. A Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.15 Generally, a Fund would only hold Depositary Receipts in situations where the Advisor or the Sub-Advisor believes that holding the Depositary Receipt, rather than the actual underlying foreign Component Security, would benefit the Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Fund’s then current Portfolio Deposit. For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Portfolio Deposit upon creation and of disposing of Fund Securities (as defined below) received through redemption. In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Fund. For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Portfolio Deposit (as defined below) upon creation of Creation Units or distributed as Fund Securities (as defined below) upon redemption of Creation Units. This should improve the efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

[14]
With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. No affiliated persons of Applicants or any Sub-Advisor will serve as the depositary bank for any Depositary Receipts held by a Fund.

[15]
Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Fund.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent a Fund is invested in Depositary Receipts and an Underlying Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the Fund and its Underlying Index.16 Applicants expect any such impact to be insignificant as the Advisor or Sub-Advisor will monitor each Fund’s portfolio and Underlying Index on a daily basis and would take appropriate action as warranted (such as rebalancing the Fund’s portfolio) to reduce potential tracking error.
Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. The Funds will publish each Business Day (as defined below) a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Portfolio Deposit (as defined below) will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Portfolio Deposit. Applicants therefore expect that the Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicants do not anticipate any liquidity issues with respect to any Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Fund.

[16]	The value of an Underlying Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security.

H. Exchange Listing
Each Fund lists its Shares on an Exchange.17 The Distributor serves as principal underwriter only of the Creation Units of Shares and does not maintain a secondary market in Shares. Applicants expect that one or more member firms will be designated by the Listing Exchange to act as Specialists or Market Makers in Shares. Shares of the Funds are traded on an Exchange in a manner similar to those of other ETFs.
As long as each Portfolio operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.
I. Sales of Shares
1. General
The Initial Funds are, and the Future Funds will be, structured in a manner similar to all other ETFs currently trading in the U.S. and offer, issue and sell Shares of the Funds to investors only in Creation Units through the Distributor on a continuous basis at the NAV per individual Share next determined after an order in proper form is received. The NAV of each Fund is to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a “Business Day”, which is defined as any day that the NYSE, the relevant Listing Exchange, the Fund and the custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

[17]	Applicants note that Shares of the Initial Funds are currently listed on NYSE Arca.

In order to keep costs low and permit a Fund to be as fully invested as possible, Shares of the Fund generally will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a portfolio of securities designated by the Advisor or the Sub-Advisor to correspond generally to the price and yield performance of the relevant Underlying Index (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.18 Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of designated Portfolio Securities (“Fund Securities”) and a specified cash payment in the manner more fully described below. As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the Portfolio Securities held by each Fund, but Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day (See Section II.J. “Issuance and Redemption of Creation Units” below). The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act.

[18]
Personnel of the Advisor or any Sub-Advisor who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in either basket to other personnel within the Advisor, Sub-Advisor or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”). These personnel will have no responsibilities for the selection of securities for purchase or sale by any actively-managed accounts of the Advisor or Sub-Advisor.

Over time, a Fund may conclude that operating on an exclusively “in-kind” basis presents operational problems for the Fund. Therefore, a Fund may permit, in its discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that its Shares may be purchased in Creation Units on a “cash-only” basis. The decision to permit “cash-only” purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Advisor or the Sub-Advisor believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency. This would likely happen only in limited circumstances. For example, when a substantial rebalancing of a Fund’s portfolio is required, the Advisor or the Sub-Advisor might prefer to receive “cash-only” rather than “in-kind” stocks so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive “in-kind” stocks on such a day, it would have to sell many of such stocks and acquire new stocks to properly track its Underlying Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Fund had received payment for the Creation Units in cash.
2. Transaction Fees
Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The maximum amount of the Transaction Fees and the method of calculating such Transaction Fees will be disclosed in the Fund’s Prospectus or SAI.

3. Section 12(d)(1) Disclosure
Each individual Share is issued by its applicable Fund and, accordingly, the acquisition of any Share by an investment company, whether acquired from the applicable Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act. However, Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application. See Section IV.D. herein.
4. Pricing
The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.
Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, as defined below, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

J. Issuance and Redemption of Creation Units
1. Payment Requirements for Creation Units
All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of NSCC, a clearing agency registered with the Commission, or (2) a Participant in DTC, and which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and cash balancing payment, each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.
Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities (selected in the manner discussed above under Section II.G. “Investment Objectives and Policies”) together with an amount of cash, if necessary, specified by the Advisor or the Sub-Advisor in the manner described below (“Balancing Amount”). The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit and that of the Deposit Amount. The Portfolio Deposit will apply to all purchases of Creation Units until a new Portfolio Deposit for a Fund is announced.

The Advisor or the Sub-Advisor will make available on each Business Day, prior to the opening of trading on each Fund’s Listing Exchange the list of the names and the required number of Shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund (“Creation List”), along with the Balancing Amount. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.
The identity and number of Shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Advisor or the Sub-Advisor with a view to the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index. The adjustments described above will reflect changes, known to the Advisor or the Sub-Advisor by the time of determination of the Deposit Securities, in the composition of the Underlying Index being tracked by the relevant Fund, or resulting from stock splits and other corporate actions.
In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount, if any, to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer19 through the ETF Clearing Process (defined below), or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Fund and will affect the value of all Shares, hence the Advisor or the Sub-Advisor may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution.

[19]	Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the “ETF Clearing Process” defined below.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of the Funds placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “ETF Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the ETF Clearing Process through the facilities of DTC (“DTC Facilities”).
All orders to purchase Creation Units, whether through the ETF Clearing Process (discussed below), or “outside” the ETF Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time set forth in Fund’s SAI (the “Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. 20 The procedures for making payment through the ETF Clearing Process as well as “outside” the ETF Clearing Process through DTC Facilities or otherwise, will be set forth in detail in the Fund’s SAI.

[20]
In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET. A custom order may be placed by an Authorized Participant in the event that the Fund permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Advisor and the Sub-Advisor) to reject any order not submitted in proper form. The Prospectus or SAI of each Fund will disclose any other grounds for rejection of purchase orders transmitted to the Fund by the Distributor.
A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral, as described below. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures
2. Redemption
Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a whole Creation Unit in order to redeem through the applicable Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per individual Share next determined after receipt of a request for redemption by the applicable Fund. Each Fund will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Creation Unit. Creation Units of each Fund will be redeemed principally “in-kind,” together with a balancing cash payment (except in certain circumstances in which Creation Units may be redeemed in exchange wholly or in part for cash), as discussed below.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.
Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment (defined below) and Fund Securities in effect on the date a request for redemption is made.21
The Advisor or Sub-Advisor will publish daily the list of Fund Securities which a redeemer will receive from the Portfolio (“Redemption List”).22 In some instances, the Creation List may differ slightly from the Redemption List because the Redemption List will identify the Fund Securities currently held in a Fund’s Portfolio and the Creation List will identify securities to be added to the portfolio.23 The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day. To the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the applicable Fund. Each Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeeming investor if the Fund determines, in its discretion, that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.

[21]
In the event that any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but any Fund may be terminated either by a majority vote of the Board of Directors of the Fund (“Board”) or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although the Fund Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an “in-kind” election for shareholders owning in excess of a certain stated minimum amount.

[22]
The Advisor and the Distributor have adopted a Code of Ethics as required under Rule 17j-1 of the Act, and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Advisor and the Distributor have adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non public information. Similarly, any Sub-Advisor will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

[23]	Such differences would occur only under limited circumstances such as during periods of change in the composition of the Underlying Index.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the Closing Time, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral. The SAI will contain further details relating to such collateral procedures.
A redemption request outside the ETF Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for Shares.

In certain cases, upon redemption of Creation Units and taking delivery of international securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the international securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the international securities in such jurisdictions, or if it is not possible to effect deliveries of international securities because the foreign market on which the security is traded is closed on the settlement date for delivery of the Fund Security, the Fund may in its discretion exercise its option to redeem all or a portion of such Shares for cash, and the redeeming shareholder will be required to receive all or a portion of its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the portion of the NAV of its Shares represented by the international security, based on the NAV of Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above.
3. The ETF Clearing Process
The Deposit Securities and Fund Securities of each Initial Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and the DTC for equity securities and corporate and non-corporate (other than U.S. government) fixed income securities. The Shares will settle through DTC Facilities. The custodian (“Custodian”) to the Initial Funds will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

As with the settlement of equity securities transactions outside of the CNS System, (i) the Shares, equity securities and corporate and non-corporate (other than U.S. government) fixed income securities will clear and settle through DTC Facilities, and (ii) U.S. government securities and cash will clear and settle through the Federal Reserve system. More specifically, creation transactions will settle as follows. On settlement date (T + 3) an Authorized Participant will transfer Deposit Securities that are equity securities and corporate and non-corporate bonds (other than U.S. government securities) through DTC Facilities to a DTC account maintained by the Initial Funds’ Custodian, and Deposit Securities that are U.S. government securities, together with any Balancing Amount, to the Custodian through the Federal Reserve system. Once the Custodian has verified the receipt of all of the Deposit Securities (or in the case of failed delivery of one or more securities, collateral in the amount of 105% or more of the missing Deposit Securities) and the receipt of any Balancing Amount, the Custodian will notify the Distributor and the Advisor. The Initial Funds will issue Creation Units of the Shares and the Custodian will deliver the Shares to the Authorized Participant through DTC Facilities. DTC Facilities will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transactions essentially reverses the process described above. After the Initial Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units of the Shares to the Initial Funds’ Custodian through DTC Facilities, the Initial Funds will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Payment. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities that are equity securities, corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC Facilities and Fund Securities that are U.S. government securities, together with any Cash Redemption Payment, through the Federal Reserve system.
The Shares will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to ETFs which use the CNS System, Creation Units are deposited or charged to the Authorized Participants’ DTC accounts through the CNS System. Since creation/redemption transactions for the Shares will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of the Shares. In case of a failed delivery of one or more Deposit Securities, the Initial Funds will hold the collateral until the delivery of such Deposit Security. The Initial Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Initial Fund’s side of the transaction (the issuance of the Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Balancing Amount. In the case of redemption transactions, the Initial Funds will be protected from failure to receive Creation Units of the Shares because the Custodian will not effect the Initial Fund’s side of the transaction (the delivery of Fund Securities and the Cash Redemption Payment) until the transfer agent has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. In order to simplify the transfer agency process and align the settlement of the Shares with the settlement of the Deposit Securities and Fund Securities, Applicants plan to settle transactions in equity securities, U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and the Shares on the same T + 3 settlement cycle.
Applicants do not believe that the clearing and settlement process will affect the arbitrage of the Shares.

4. TBA Transactions
The Underlying Indices may include U.S. government agency mortgage pass-through securities.24 The Initial Funds may seek to track the performance of this portion of the Underlying Index by investing in TBA transactions (as described below) on such U.S. government agency mortgage pass-through securities. As discussed below, it is easier to trade and obtain intra-day prices of TBAs than it is to trade and obtain intra-day prices of specific pools of mortgage pass-through securities. The readily available information about intra-day pricing of TBAs and the ease with which they can be traded should make it easier to create and redeem Creation Units and help maintain the efficiency of the Initial Fund’s arbitrage mechanism. Although the market for mortgage pass-through securities is extremely deep and liquid,25 it is impractical to trade mortgage pass-through securities on a pool-by-pool basis, particularly when large dollar amounts are involved.26 For this reason, the vast majority of mortgage pools are traded using “to-be-announced” or “TBA transactions.” A “TBA transaction” essentially is a purchase or sale of a pass-through security for future settlement at an agreed upon date.27 It has been estimated that 90% of mortgage pass-through securities (as measured by total dollar volume) are executed as TBA trades.28 TBA transactions increase the liquidity and pricing efficiency of transactions in mortgage pass-through securities since they permit similar mortgage pass-through securities to be traded interchangeably pursuant to commonly observed settlement and delivery requirements. Applicants understand that most mutual funds that seek exposure to mortgage pass-through securities achieve substantially all of that exposure by entering into TBA transactions.

[24]
As used herein, the term “U.S. government agency mortgage pass-through security” refers to a category of pass-through securities backed by pools of mortgages and issued by one of several U.S. government-sponsored enterprises: the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”) or Federal Home Loan Mortgage Corporation (“FHLMC”). In the basic pass-through structure, mortgages with similar issuer, term and coupon characteristics are collected and aggregated into a pool. The pool is assigned a CUSIP number and undivided interests in the pool are traded and sold as pass-through securities. The holder of the security is entitled to a pro rata share of principal and interest payments (including unscheduled prepayments) form the pool of mortgage loans. The portion of the Underlying Index representing the mortgage pass-through segment of the U.S. investment grade bond market is comprised of multiple pools of mortgage pass-through securities.

[25]
The U.S. mortgage market is one of the most liquid in the world, and it has been estimated that over $100 billion of U.S. agency mortgage pass-through securities trade every day. As of year-end 2001, the U.S. agency mortgage pass-through security market totaled approximately $2.6 trillion and was the largest sector of the U.S. fixed rate investment grade bond market. Guide to U.S. Mortgage Backed Securities, Deutsche Bank Global Markets Research, January, 2002.

[26]
Trading specific pools of pass-through securities is somewhat complicated because in a pool-specified transaction the exact pools of mortgage pass-through securities to be delivered at settlement, and the price to be paid for such pools, must be specifically identified at the time of execution. This requires an analysis of the specific prepayment risk of mortgages within the covered pools (since mortgagors typically have the option to prepay their loans) and the effect on subsequent cash flows and the value of the mortgage pool. In addition, when trading specific pools, precise execution, delivery and settlement arrangements must be negotiated for each transaction.

[27]
“TBA” refers to a mechanism for the forward settlement of agency mortgage pass-through securities, and not to a separate type of mortgage-backed security. TBA trades generally are conducted in accordance with widely-accepted “Good Delivery” guidelines published by The Bond Market Association (which merged with the Securities Industry Association in 2006 to form the Securities Industry and Financial Markets Association). The Good Delivery guidelines facilitate transactions in mortgage pass-through securities by establishing commonly observed terms and conditions for execution, settlement and delivery. In a TBA trade, the buyer and seller decide on general trade parameters, such as agency, coupon, term to maturity, settlement date, par amount, and price. The actual pools delivered are determined two days prior to settlement date. TBA transactions promote efficient pricing because the Good Delivery guidelines permit only a small variance between the face amount of the pools actually delivered and the nominal agreed upon amount. Intra-day and end-of-day pricing of TBAs is available from multiple pricing sources, such as Bloomberg and Tradeweb. The Bond Market Association publishes standard notification and settlement dates for TBA trades specifying uniform settlement dates for specific classes of securities. The most active trading market for TBA trades is usually for next-month settlement. See generally TBAs: To-Be-Announced Mortgage Securities Transactions, The Bond Market Association (1999).

[28]	Id. at 3.

The Initial Funds use TBA transactions to acquire and maintain exposure to that portion of the Underlying Index comprised of pools of mortgage pass-through securities in either of two ways. First, and more commonly, an Initial Fund will enter into TBA agreements and “roll over” such agreements prior to the settlement date stipulated in such agreements. This type of TBA transaction is commonly known as a “TBA roll”. In a “TBA roll” an Initial Fund generally will sell the obligation to purchase the pools stipulated in the TBA agreement prior to the stipulated settlement date and will enter into a new TBA agreement for future delivery of pools of mortgage pass-through securities.29 Second, and less frequently, an Initial Fund will enter into TBA agreements and settle such transactions on the stipulated settlement date by actual receipt or delivery of the pools of mortgage pass-through securities stipulated in the TBA agreement. Applicants believe that the Initial Funds will be less likely than most traditional mutual funds to accept actual delivery of the stipulated pools of mortgage pass-through securities. Since intra-day prices of TBA agreements are more readily available than intra-day prices on specific mortgage pools and because mortgage pools tend to be less liquid than TBA agreements, the more extensive use of TBA agreements should help maintain the efficiency of the Initial Funds’ arbitrage mechanism. The Initial Funds will accept actual delivery of mortgage pools only when the Advisor believes it is in the best interests of the Initial Fund and its shareholders to do so. In determining whether to accept actual delivery of mortgage pools, the Advisor will consider, among other things the potential impact of such acceptance on the efficiency of the Initial Fund’s arbitrage mechanism and the Initial Fund’s ability to track its Underlying Index. For these reasons, the Advisor believes that the ability to invest a portion of an Initial Fund’s assets through TBA transactions and to maintain such exposure through the use of TBA rolls would increase the liquidity and pricing efficiency of the Initial Fund’s portfolio. In addition, since holding a TBA position exposes the holder to substantially identical market and economic risks as holding a position in a corresponding pool of mortgage pass-through securities,30 TBA transactions as described herein should permit the Initial Fund to closely track the performance of its Underlying Index.31

[29]
Traditional mutual funds enter into TBA rolls to maintain liquidity (because this allow funds to achieve exposure to mortgage pass-through securities while maintaining cash for redemptions and other reasons) or to achieve exposure to other mortgage pools that they would prefer to hold.

[30]
The Initial Funds will enter into TBA agreements only with large, U.S. registered broker-dealers. Counterparty risk is controlled and managed through ongoing monitoring and evaluation of the credit quality of counterparties. The evaluation of counterparty risk is designed to minimize the likelihood of both counterparty failure and the potential impact of such failure on the Initial Fund. The risk to an Initial Fund that such event would occur is not materially different from the counterparty risk faced by any fund that transacts in fixed-income securities. Further, because an Initial Fund would continue to hold the cash earmarked for the purchase and settlement of the mortgage pools that are the subject of the TBA agreements, it is expected that the effect on the Initial Fund of a counterparty failure generally would be non-material.

[31]
Through the Fund’s direct investments in Component Securities of its Underlying Index and its investments in mortgage pass-through securities through TBA transactions, the Fund will at all times have at least 80% of its assets invested in Component Securities of its Underlying Index, Depositary Receipts representing Component Securities and in investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index. The Adviser therefore believes that the Fund will be able to track its Underlying Index closely and that any tracking error relating to the use of TBA transactions will be non-material.

The issuance of Creation Units will operate, except as noted below, in a manner identical to that as described above. The only difference between the creation process for the Initial Funds and that as described above involves the impact of TBA transactions on the Creation Unit process. Since a TBA transaction is essentially an agreement for future settlement of a mortgage security, it is not possible to accept TBAs as part of the Portfolio Deposit. Instead, an Initial Fund will designate the mortgage pass-through TBAs to be included in a Portfolio Deposit just as it would any other Deposit Securities of a Portfolio Deposit32, and will accept “cash in lieu” of delivery of the designated mortgage pass-through TBAs.33 The Initial Fund will then enter into TBA agreements included as Deposit Securities in the Portfolio Deposit.34
The Advisor believes this will substantially minimize the Initial Fund’s transaction costs, enhance operational efficiencies and otherwise reduce any operational issues which the acceptance of pools of mortgage pass-through securities might otherwise present.35 The amount of substituted cash in the case of TBA transactions will be equivalent to the value of the TBA transaction listed as a Deposit Security.
K. Dividend Reinvestment Service
No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their brokers to ascertain the availability and a description of such a service through such brokers.

[32]
The Applicants currently intend that the Creation and Redemption Lists for an Initial Fund will include a commonly used “identifier” (such as an “electronic pool notification”) and a brief description of the TBAs. An “electronic pool notification” is a commonly used nine-character identifier that provides key information about a TBA agreement. The description of each TBA will include a short statement of key information about the TBA, such as the issuer, term and coupon of the mortgage pools stipulated by the TBA, and the settlement date of the TBA. As an example, the Creation and Redemption Lists would likely describe a TBA as follows:

Identifier	Description	Par
01F06066	FNMA 6% Year June	1,000,000

To the extent an Initial Fund takes delivery of the pools of mortgage pass-through securities specified in a TBA Agreement and holds these securities as part of its Portfolio Securities, the Initial Fund would identify the securities on the Creation List or Redemption List by identifying the pools of mortgage pass-through securities held (e.g., by specific pool numbers or CUSIPs) or by identifying one or more TBA agreements whose characteristics (e.g., issuer, term, coupon, etc.) correspond to the characteristics of the specific pools of mortgage pass-through securities held as Portfolio Securities. In either case, the Initial Fund plans to accept cash-in-lieu of delivery of the specific pools of mortgage pass-through securities or TBA agreements.

[33]
Applicants do not believe that the acceptance of cash in lieu of securities on a regular basis by an Initial Fund presents any material or unforeseen operational issues or will otherwise have a negative impact on the operation of the Initial Fund or the secondary market trading of the Shares of the Fund.

[34]
Prior to settlement of such TBA transactions, the “cash in lieu” portion of the Portfolio Deposit will be invested in cash equivalents, including money market mutual funds, and such investments, along with cash and other liquid assets identified by the Advisor, will be segregated on the books and records of the Fund or its Custodian in accordance with section 18 of the Act and Investment Company Act Release 10666. Since the price of a TBA transaction includes an assumed rate of return on the cash held in anticipation of settlement, the Fund’s investment in cash equivalents prior to settlement is not expected to have a material impact on the potential tracking error or the Fund’s ability to track its Underlying Index. In addition, since the interest or dividends that the Fund accrues on a daily basis on its investment in cash equivalents will be relatively small and will be included as part of the Cash Component published on a daily basis according to the procedures described in this Application, Applicants expect that such dividends and interest will be reflected in the secondary market trading price of the Shares.

[35]
Intra-day and end-of-day pricing of TBAs is available from multiple pricing sources, such as Bloomberg and Tradeweb. In addition, the fungible nature of TBAs and commonly observed execution and settlement procedures create significant pricing efficiencies and market liquidity for TBAs. TBAs typically trade at very narrow spreads on transactions of up to $300 million or more. Since intra-day pricing of TBAs is readily available and the market for mortgage pass-through TBAs is extremely liquid, the designation of TBAs is in the Portfolio Deposit and their inclusion as Fund Securities should make pricing of the Initial Fund and the Deposit Amount more efficient and transparent, thus increasing arbitrage efficiency.

L. Shareholder Transaction and Distribution Expenses
No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.J. “Issuance and Redemption of Creation Units,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Although there is no present intention to implement a plan under Rule 12b-1, Applicants seek to reserve the right to allow the Funds to adopt such a plan of up to 25 basis points calculated on the average daily NAV of each Fund.36 If and when implemented, such plan will be disclosed in the Fund’s Prospectus.
M. Shareholder Reports
Each Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to the DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual and semiannual shareholder reports.
N. Availability of Information Regarding Shares and Underlying Indices
Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per individual outstanding Share of each Fund, will be made available. The Fund’s administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Information about intra-day prices for Deposit Securities and Redemption Securities for the Initial Funds is readily available to the marketplace.37 An Indicative Optimized Portfolio Value or “IOPV,” presenting the current market value of the Component Securities, will be calculated by a major market data vendor every 15 seconds during the Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape. For purposes of calculating the IOPV, all Component Securities that are equity securities listed on either an Exchange or on a foreign securities exchange will be valued as described above. The value of all Component Securities that are fixed income securities are updated throughout the day to reflect changing bond prices using multiple prices from independent third party sources.38 Applicants represent that the IOPV of each Initial Fund will be calculated (i) by a major market data vendor, (ii) using prices for fixed-income securities obtained from multiple independent third party pricing sources (such as broker-dealers) throughout the day; and (iii) in accordance with pre-determined criteria and set parameters for fixed-income securities so that an individual bond “price” based on an analysis of multiple pricing sources is obtained for each fixed income security in a Portfolio Deposit. In addition, closing prices of the Initial Funds’ fixed income Deposit Securities are readily available from published or other public sources, such as TRACE, or on-line information services such as Merrill Lynch, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds for fixed income securities.39 This degree of pricing transparency is equal to the level of pricing transparency previously considered by the Commission in connection with other exemptive orders granted to fixed income exchange-traded funds.40 The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy. Applicants have been advised by the Index Provider of the Underlying Indices that the value of each Underlying Index will be updated intra-day on a real time basis as individual Component Securities change in price and will be disseminated every 15 seconds throughout the trading day by the relevant Listing Exchange or such other organization authorized by the Index Provider. Applicants expect the same from the Index Providers of future Underlying Indices and future Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount.

[36]	If such plan is implemented, it is contemplated that each Fund will charge a Rule 12b-1 fee, which is subject to Board approval.

[37]
Authorized Participants and other market participants have a variety of ways to access the intra-day securities prices for the fixed income securities that form the basis of a Fund’s IOPV calculation. For example, intra-day prices for Treasury securities and agency securities are available from Bloomberg and TradeWeb. Intra-day prices of corporate bonds are available from Trace Reporting and Compliance Engine (commonly known as “TRACE”). In addition, intra-day prices for each of these securities are available by subscription or otherwise to Authorized Participants and clients of major broker-dealers (such as Goldman Sachs).

[38]
Applicants’ have been advised by both Bloomberg and BlackRock that they will provide intra-day prices for U.S. agency mortgage pass-through securities and TBA’s for the Funds. Applicant’s note that Bloomberg currently provides these prices for the iShares Lehman U.S. Aggregate Bond Fund and iShares Trust. Applicants’ further understand that Bloomberg’s and BlackRock’s intra-day prices are based on receiving real-time quotes from market makers.

[39]
Applicants understand that IDC, Bridge, Bloomberg and various broker-dealers provide end-of-day prices for each type of fixed-income security that may be contained in a Deposit Security. TradeWeb provides end-of-day prices for each type of fixed income Deposit Security except corporate bonds and TRACE provides end-of-day prices for corporate bonds.

[40]
See, e.g., Applications of Barclays Global Fund Advisors, et.al., Third Amendment (filed May 28, 2002) (File No. 812-12390), Barclays Global Fund Advisors, et.al., (filed August 15, 2003) (File No. 812-13003), Barclays Global Fund Advisors, et.al., First Amendment (filed May 24, 2006) (File No. 812-13285), and Barclays Global Fund Advisors, et.al., Second Amendment (filed November 22, 2006) (File No. 812-13208).

The NAV for each Fund will be calculated and disseminated daily. In addition, a website that will include the Fund’s Prospectus and SAI, the Portfolio Securities and relevant Underlying Index for each Fund, the prior business day’s NAV and the mid-point of the bid-ask spread at the time of calculation of the NAV (“Bid/Ask Price”) and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of the relevant Underlying Index and a description of the methodology used in its computation will be maintained (or a web address where such information may be obtained will be provided) (“Website”). The Website will be publicly available prior to the public offering of Shares. The Bid/Ask Price of Shares is determined using the highest bid and the lowest offer on the Exchange on which the Shares are listed for trading. The Exchange also intends to disseminate a variety of data such as Total Cash Amount Per Creation Unit, Shares Outstanding and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.
The closing prices of each Fund’s Deposit Securities are readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information for the Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.
O. Sales and Marketing Materials; Prospectus Disclosure
Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (3) the front cover page of the Fund’s Prospectus and the Prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Fund’s Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Fund’s Prospectus will clearly disclose that individual Fund Shares prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be in the SAI.

Although each Fund will be classified and registered under the Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Shares.
Each Fund’s Prospectus will also state that, while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and will indicate the estimated cost of a Creation Unit of each Fund based on the NAV of the Shares as of a recent date, and will refer to the SAI for details. After a Fund has traded for twelve months or more, the Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intra-day marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares will be the Fund’s Prospectus, described below. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus containing the Website address where the Prospectus and other required information can be found. The Fund’s Prospectus will make clear that Shares may be bought from a Fund only in Creation Units and redeemed by the Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit. The Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from the Fund.
The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders.
The above policies and format will also be followed in all reports to shareholders.
Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act. In addition, the Prospectus for each Fund will disclose that it has received relief pursuant to an exemptive order that permits registered investment companies to invest in such Fund beyond the limits Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with such Fund regarding the terms of the investment.

P. Procedure by Which Shares Will Reach Investors; Disclosure Documents
Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Specialists or Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with its (their) market-making activities.
In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

Each Fund’s Prospectus will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for Prior ETFs. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Fund’s Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Fund’s Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.
The Fund’s Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.41
The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

[41]
Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Exchange upon request. The Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Exchange.

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS: SUMMARY OF THE APPLICATION
Applicants seek an order from the Commission (1) permitting each Fund as an open-end investment company to issue Shares in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices, rather than at the current offering price (based on NAV) described in the Fund’s Prospectus; (3) permitting affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; (4) and permitting other registered investment companies to purchase and hold Shares of a Fund in excess of the requirements of Sections 12(d)(1)(A) and (B) of the Act, if certain conditions hereinafter described are met.
The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:
“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].”
Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. equity market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:
“the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned and the proposed transaction is consistent with the general purposes of [the Act].”
The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund as described herein; and are consistent with the general purposes of the Act.
Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior ETF orders.42

[42]	For purposes of this Application, “Prior ETF Orders” includes the TDX Orders.

IV. REQUEST FOR ORDER
A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:
“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”
Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be un-bundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.
Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of a Creation Unit.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.
Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.
B. Exemption from the Provisions of Section 22(d) and Rule 22c-1
Section 22(d) of the Act provides in part, that:
“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus...”
Rule 22c-1 provides that:
“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Specialist or Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from43 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.
Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).
The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

[43]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Specialist and/or Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of Shares of Prior ETFs.
On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.
C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful
“...for any affiliated person or promoter of or principal underwriter for a registered investment company..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal...knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.”
Section 17(a)(2) of the Act makes it unlawful
“...for any affiliated person or promoter of or principal underwriter for a registered investment company..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal...knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”
An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”
Section 2(a)(9) of the Act defines “control” as
“...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company...”
The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”).
Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).
To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Specialist or Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Specialist’s or Market Maker’s market-making activities. In addition, one or more holders of Shares, or the Specialist or Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). The Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for “in kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Fund Securities will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above in Section II.J. “Issuance and Redemption of Creation Units.”
Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.
D. Exemption from the Provisions of Section 12(d)(1) of the Act
Applicants request an exemption to permit management investment companies (“Purchasing Management Companies”) and unit investment trusts (“Purchasing Trusts”) registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as TDX Independence Funds, Inc. (collectively, “Purchasing Funds”) to acquire shares of a Fund beyond the limits of Section 12(d)(1)(A). Applicants also seek an exemption to permit the Funds their principal underwriter or any Broker to sell Shares to Purchasing Funds beyond the limits of Section 12(d)(1)(B) of the Act. Purchasing Funds do not include the Funds. Each Purchasing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Purchasing Fund Advisor”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Purchasing Fund Sub-Advisor”). Any investment adviser to a Purchasing Management Company will be registered as an investment adviser. Each Purchasing Trust will have a sponsor (“Sponsor”).
Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Purchasing Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Purchasing Fund that owns 5% or more of the Shares of such Fund.

1. Legal Analysis
Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.
(a) Exemption Under Section 12(d)(1)(J) of the Act
The National Securities Markets Improvement Act of 1996 (“NSMIA”)44 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”45 Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that each Purchasing Fund enter into a Purchasing Fund Agreement (defined below) with the relevant Fund adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.46

[44]	H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

[45]	HR 622, Ibid.

[46]	Id. at 43-44.

(b) Concerns Underlying Section 12(d)(1)(J)
Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.47 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.48 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:
[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase...49
Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).50 These new abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).51

[47]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

[48]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[49]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[50]	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[51]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants propose a number of conditions designed to address these concerns.
Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Purchasing Funds comply with any terms and conditions of the requested relief by requesting that a Purchasing Fund enter into a written agreement (“Purchasing Fund Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The Purchasing Fund Agreement will require the Purchasing Fund to adhere to the terms and conditions of the Requested Order. Condition 7 limits the ability of a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Purchasing Fund’s Advisory Group” is defined as the Purchasing Fund Advisor, or Sponsor, any person controlling, controlled by, or under common control with such Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Purchasing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with such Advisor or Sponsor. For purposes of this Application, a “Purchasing Fund’s Sub-Advisory Group” is defined as any Purchasing Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Sub-Advisor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Advisor or any person controlling, controlled by or under common control with the Sub-Advisor. The condition does not apply to the Purchasing Fund Sub-Advisor Group with respect to a Fund for which the Purchasing Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition 8 prohibits Purchasing Funds and Purchasing Fund Affiliates from causing an investment by a Purchasing Fund in a Fund to influence the terms of services or transactions between a Purchasing Fund or a Purchasing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Purchasing Fund Affiliate” is defined as the Purchasing Fund Advisor, Purchasing Fund Sub-Advisor, Sponsor, promoter and principal underwriter of a Purchasing Fund, and any person controlling, controlled by or under common control with any of these entities.
Conditions 8-11 are specifically designed to address the potential for a Purchasing Fund and certain affiliates of a Purchasing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Advisor, Purchasing Fund Sub-Advisor, employee or Sponsor of the Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Advisor or Purchasing Fund Sub-Advisor, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
A Fund may choose to reject any direct purchase of Creation Units by a Purchasing Fund. To the extent a Purchasing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the Purchasing Fund Agreement prior to any investment by a Purchasing Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Purchasing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a Purchasing Fund Agreement with a Purchasing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
Under Condition 17, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Purchasing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Purchasing Management Company.
In addition, Conditions 12 and 13 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition 12, a Purchasing Fund Advisor, trustee of a Purchasing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Purchasing Fund Advisor, Trustee or Sponsor or an affiliated person of the Purchasing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund. Condition 12 also provides that any Purchasing Fund Sub-Advisor will waive fees otherwise payable to the Purchasing Fund Sub-Advisor, directly or indirectly, by the Purchasing Fund in an amount at least equal to any compensation received by the Purchasing Fund Sub-Advisor, or an affiliated person of the Purchasing Fund Sub-Advisor, other than any advisory fees paid to the Purchasing Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Purchasing Fund in the Fund made at the direction of the Purchasing Fund Sub-Advisor. In the event that the Purchasing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Purchasing Fund. Condition 13 prevents any sales charges or service fees on shares of a Purchasing Fund from exceeding the limits applicable to a fund of funds set forth in National Association of Securities Dealers (“NASD”) Conduct Rule 2830.52

[52]	Any references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

The Purchasing Fund Agreement also will include an acknowledgement from the Purchasing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling a Purchasing Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.
E. Sections 17(a), 17(b) and 6(c) of the Act
Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Purchasing Fund relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Purchasing Fund. In light of this possible affiliation, Section 17(a) could prevent a Fund from selling Shares to and redeeming Shares from a Purchasing Fund.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with a Purchasing Fund, Applicants are seeking relief under Sections 6(c) and 17(b) from any transaction in Creation Units between a Fund and a Purchasing Fund that owns 5% or more of a Fund before the transaction. As mentioned above, Applicants believe that most Purchasing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.
Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.
Second, the proposed transactions directly between Funds and Purchasing Funds will be consistent with the policies of each Purchasing Fund. The purchase of Creation Units by a Purchasing Fund will be accomplished in accordance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund’s registration statement. The Purchasing Fund Agreement will require any Purchasing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Purchasing Fund will be accomplished in compliance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund’s registration statement. The proposed transactions also will be consistent with the policies of each Fund.
Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Purchasing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
V. EXPRESS CONDITIONS TO THIS APPLICATION
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions53:
ETF Relief
1.	As long as the Funds operate in reliance on the requested order, Shares will be listed on an Exchange.

[53]	See Note 4, supra.

2.
Neither TDX Funds nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.
The website maintained for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per individual Share basis, for each Fund: (a) the prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or life of the Fund, if shorter).

4.
The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 3(b), (i) in the case of the Fund’s Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per individual Share basis for one-, five- and ten-year periods (or life of the Fund, if shorter), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

5.
Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Purchasing Fund Agreement with the Fund regarding the terms of the investment.

6.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.
Section 12(d)(1) Relief
7.
The members of a Purchasing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Purchasing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding Shares of a Fund, a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding Shares of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to the Purchasing Fund’s Sub-Advisory Group with respect to a Fund for which the Purchasing Fund’s Sub-Advisor or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.
No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in a Fund to influence the terms of any services or transactions between the Purchasing Fund or Purchasing Fund Affiliate and the Fund or a Fund Affiliate.

9.
The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Purchasing Fund Advisor and Purchasing Fund Sub-Advisor are conducting the investment program of the Purchasing Management Company without taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.

10.
No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11.
Before investing in the Shares of a Fund in excess of the limits in Section 12(d)(1)(A), each Purchasing Fund and the Fund will execute a Purchasing Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsors and Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Purchasing Fund will notify such Fund of the investment. At such time, the Purchasing Fund will also transmit to the Fund a list of the names of each Purchasing Fund Affiliate and Underwriting Affiliate. The Purchasing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The relevant Fund and the Purchasing Fund will maintain and preserve a copy of the order, the Purchasing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.
The Purchasing Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received under any plan adopted under Rule 12b-1 under the Act) received from a Fund by the Purchasing Fund Advisor, Trustee or Sponsor, or an affiliated person of the Purchasing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund. Any Purchasing Fund Sub-Advisor will waive fees otherwise payable to the Purchasing Fund Sub-Advisor, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from a Fund by the Purchasing Fund Sub-Advisor, or an affiliated person of the Purchasing Fund Sub-Advisor, other than any advisory fees paid to the Purchasing Fund Sub-Advisor or its affiliated person by a Fund, in connection with any investment by the Purchasing Management Company in a Fund made at the direction of the Purchasing Fund Sub-Advisor. In the event that the Purchasing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.

13.	Any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.
14.
Once an investment by a Purchasing Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the directors or trustees that are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested Board members”), will determine that any consideration paid by the Fund to a Purchasing Fund or Purchasing Fund Affiliate in connection with any services or transactions (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

15.
The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by the Purchasing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by a Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

16.
Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by a Purchasing Fund in the Shares of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

17.
Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

18.	No Fund will acquire securities of any investment company or companies relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.
VI. NAMES AND ADDRESSES
The following are the names and addresses of Applicants:

TDX Independence Funds, Inc.	Advisor

c/o:	c/o:
David M. Kelley	John F. Bell
TDX Independence Funds, Inc.	Amerivest Investment Management, LLC
c/o TD Ameritrade	c/o TD Ameritrade
One Harborside Financial Center, Plaza 4	6940 Columbia Gateway Drive
Jersey City, NJ 07311	Columbia, MD 21046
All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

Authorization and Signatures
In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Amended and Restated Application dated August 17, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. David M. Kelley is authorized to sign and file this document on behalf of TDX Independence Funds, Inc. pursuant to the general authority vested in him as President.
TDX Independence Funds, Inc.

/s/ David M. Kelley
Name: David M. Kelley
Title: President
Dated: August 14, 2009

Authorization and Signatures
In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Amended and Restated Application dated August 17, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John F. Bell is authorized to sign and file this document on behalf of Amerivest Investment Management, LLC pursuant to the general authority vested in him as President.
Amerivest Investment Management, LLC

/s/ John F. Bell
Name: John F. Bell
Title: President
Dated: August 14, 2009

Verification of Application and Statement of Fact
In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Amended and Restated Application dated August 17, 2009 for an order, for and on behalf of TDX Independence Funds, Inc. that he is President of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David M. Kelley

Name: David M. Kelley
Dated: August 14, 2009

Verification of Application and Statement of Fact
In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Amended and Restated Application dated August 17, 2009 for an order, for and on behalf of Amerivest Investment Management, LLC that he is President of such company; and that all actions taken by the managers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John F. Bell

Name: John F. Bell
Dated: August 14, 2009

EXHIBIT A — DISCUSSION OF THE UNDERLYING INDEX
A. NAMES OF THE UNDERLYING INDICES
Zacks 2010 Lifecycle Index
Zacks 2020 Lifecycle Index
Zacks 2030 Lifecycle Index
Zacks 2040 Lifecycle Index
Zacks In-Target Lifecycle Index
B. NAMES OF THE PORTFOLIOS
TDX Independence 2010 Exchange-Traded Fund
TDX Independence 2020 Exchange-Traded Fund
TDX Independence 2030 Exchange-Traded Fund
TDX Independence 2040 Exchange-Traded Fund
TDX Independence In-Target Exchange-Traded Fund
C. AFFILIATES
The compiler of the Underlying Indices listed above is not “affiliated” with the Exchange, the Advisor, the Sub-Advisor, TDX Independence Funds, Inc., the administrator, the custodian, the transfer agent, the securities lending agent or the distributor.
D. PRINCIPAL INVESTMENT STRATEGIES
NB: all defined terms used herein are the same as those defined in the body of the Application unless otherwise expressly defined herein.
1. Overview of Investment Strategies for the Initial and Future Funds
Amerivest Investment Management, LLC, as Advisor, will manage the Initial Funds and Future Funds to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of its relevant Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Advisor or the Sub-Advisor will utilize the indexing investment approaches described in the Application.
As discussed in Section II.G. of the Application, at least 80% of each Fund’s assets will be invested in Component Securities of its Underlying Index, Depositary Receipts representing Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of the Underlying Index. Any Depositary Receipts held by a Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Depositary Receipts will typically be ADRs but may include GDRs and EDRs (collectively referred to as Depositary Receipts). Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the Underlying Index will improve the liquidity, tradability and settlement of a Fund’s then current Portfolio Deposit (as defined herein) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Fund to maintain direct exposure to Component Securities of its Underlying Index. Applicants intend that any Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Index as Component Securities for purposes of any requirements that a percentage of a Fund’s portfolio be invested in Component Securities of its Underlying Index.

A Fund may also invest its 20% Asset Basket in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Underlying Index, as discussed in Section II.G. of the Application. A Fund will utilize either a replication strategy or representative sampling as described in the Application, which will be disclosed with regard to each Fund in its Prospectus. A Fund using a replication strategy will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index basket that contains hundreds of Component Securities; or, in certain instances, when a Component Security is illiquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Advisor or the Sub-Advisor as described in Section II.G. of the Application. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion in Section II.D. of the Application). Applicants expect that the returns of each Fund should be highly correlated with the returns of its Underlying Index, expecting that the correlation coefficient between each Fund and its Underlying Index will exceed 95% over extended periods.
As stated above, the disclosure in each Fund’s Prospectus will indicate whether such Fund intends to follow a replication strategy or a representative sampling strategy. A Fund utilizing representative sampling with respect to its Underlying Index, will hold a significant number, but not necessarily substantially all of the component securities in its portfolio in the same approximate proportions as in its Underlying Index. This may be the case, for example, when a Fund’s use of the replication strategy might be to the detriment of its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow its Underlying Index which contains Component Securities too numerous to purchase or sell efficiently; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Advisor or the Sub-Advisor utilizing quantitative analytical procedures described in the Application. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Advisor’s or the Sub-Advisor’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. Stocks are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the price and yield performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Advisor and Sub-Advisor may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. These strategies are identical to those in use by Prior ETFs, such as iShares and Vanguard ETFs, and similarly these strategies will be disclosed with regard to each Fund in its Prospectus. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index, or to maintain RIC compliance, as discussed in Section II.G. of the Application.

The Underlying Indices’ top-ten constituents with their respective market capitalizations and index weights are as follows:
1) Zacks 2010 Lifecycle Index
Index Description
The Zacks 2010 Lifecycle Index is comprised of a diversified group of equity and fixed income securities. The allocations gradually shift from the initial aggressive strategy to a more conservative allocation as the 2010 target date approaches.
For more details, please refer to the official site: www.tdxindependencefunds.com
TOP TEN CONSTITUENTS OF ZACKS 2010 LIFECYCLE INDEX As of April 1, 2009:

COMPANY	MARKET CAP USD MIL	WEIGHT
Fannie Mae 5% 5/11/2017	n/a	4.53%
Fannie Mae 5% 4/15/2015	n/a	4.53%
US Treasury 7.5% 11/15/2016	n/a	4.49%
US Treasury 4.75% 5/15/2014	n/a	4.48%
Freddie Mac 4.5% 1/15/2013	n/a	4.47%
Federal Home Loan Bank 4.875% 11/18/2011	n/a	4.36%
Freddie Mac 3.25% 2/25/2011	n/a	4.23%
US Treasury 4.5% 5/15/2010	n/a	4.17%
US Treasury 3.625% 10/31/2009	n/a	4.14%
Fannie Mae 7.25% 1/15/2010	n/a	4.12%
2) Zacks 2020 Lifecycle Index
Index Description
The Zacks 2020 Lifecycle Index is comprised of a diversified group of equity and fixed income securities. The allocations will gradually shift from the initial aggressive strategy to a more conservative allocation as the 2020 target date approaches.
For more details, please refer to the official site: www.tdxindependencefunds.com
TOP TEN CONSTITUENTS OF ZACKS 2020 LIFECYCLE INDEX As of April 1, 2009:

COMPANY	MARKET CAP USD MIL	WEIGHT
US Treasury 5% 5/15/2037	n/a	2.93%
US Treasury 6.25% 5/15/2030	n/a	2.84%
Freddie Mac 6.25% 7/15/2032	n/a	2.81%
US Treasury 7.625% 2/15/2025	n/a	2.73%
US Treasury 8.125% 8/15/2019	n/a	2.63%
Exxon Mobil Corp.	344,827	2.48%
Wal-Mart Stores, Inc.	209,616	1.31%
Microsoft Corp.	165,187	1.23%
EIB 4.625% 5/15/2014	n/a	1.18%
General Electric Co.	113,617	1.06%

3) Zacks 2030 Lifecycle Index
Index Description
The Zacks 2030 Lifecycle Index is comprised of a diversified group of equity and fixed income securities. The allocations will gradually shift from the initial aggressive strategy to a more conservative allocation as the 2030 target date approaches.
For more details, please refer to the official site: www.tdxindependencefunds.com
TOP TEN CONSTITUENTS OF ZACKS 2030 LIFECYCLE INDEX As of April 1, 2009:

COMPANY	MARKET CAP USD MIL	WEIGHT
Exxon Mobil Corp.	344,827	3.82%
Wal-Mart Stores, Inc.	209,616	2.02%
Microsoft Corp.	165,187	1.90%
AT&T Inc.	158,000	1.58%
Chevron Corp.	139,758	1.57%
Procter & Gamble Co.	143,581	1.42%
Johnson & Johnson	144,541	1.39%
US Treasury 4.375% 2/15/2038	n/a	1.30%
Intl Business Machines Corp.	136,247	1.23%
Google Inc-CL A	113,840	1.20%
4) Zacks 2040 Lifecycle Index
Index Description
The Zacks 2040 Lifecycle Index is comprised of a diversified group of equity and fixed income securities. The allocations will gradually shift from the initial aggressive strategy to a more conservative allocation as the 2040 target date approaches.
For more details, please refer to the official site: www.tdxindependencefunds.com
TOP TEN CONSTITUENTS OF ZACKS 2040 LIFECYCLE INDEX As of April 1, 2009:

COMPANY	MARKET CAP USD MIL	WEIGHT
Exxon Mobil Corp.	344,827	4.51%
Wal-Mart Stores Inc.	209,616	2.38%
Microsoft Corp.	165,187	2.24%
AT&T Inc.	158,000	1.86%
Chevron Corp.	139,758	1.86%
Procter & Gamble Co.	143,581	1.67%
Johnson & Johnson	144,541	1.64%
Intl Business Machines Corp.	136,247	1.45%
Google Inc-CL A	113,840	1.42%
Cisco Systems Inc.	106,234	1.33%

5) Zacks In-Target Lifecycle Index
Index Description
The Zacks In-Target Index is comprised of a diversified group of equity and fixed income and is designed for persons who are near or at their target date at the time of investment.
For more details, please refer to the official site: www.tdxindependencefunds.com
TOP TEN CONSTITUENTS OF ZACKS IN-TARGET LIFECYCLE INDEX As of April 1, 2009:

COMPANY	MARKET CAP USD MIL	WEIGHT
US Treasury 4.875% 4/30/2011	n/a	4.70%
US Treasury 3.875% 7/15/2010	n/a	4.66%
US Treasury 3.625% 10/21/2009	n/a	4.62%
US Treasury 2% 2/28/2010	n/a	4.62%
US Treasury 5.125% 6/30/2011	n/a	4.54%
US Treasury 4% 6/15/2009	n/a	4.47%
US Treasury 5% 8/15/2011	n/a	4.45%
US Treasury 3.5% 8/15/2009	n/a	4.45%
US Treasury 5% 2/15/2011	n/a	4.44%
US Treasury 5.75% 8/15/2010	n/a	4.42%

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